 Exhibit 99.1

Lavoro To Begin Offering Customers Real-time Soil Analyses Through Partnership with Stenon

Pioneering technology is expected to allow Latin America farmers to identify soil nutrient levels such as nitrogen, organic carbon and pH within seconds

Lavoro Limited (Nasdaq: LVRO; LVROW), the first U.S.-listed pure-play agricultural inputs distributor in Latin America, announced a partnership with Stenon, a growing German agriculture innovator that has gained the support of The Production Board, an agriculture focused investment holding company based in San Francisco, United States. We believe Stenon’s FarmLab is an innovative tool that utilizes its sensor technology to generate cost efficient on-demand soil analysis in real time, a first-of-a-kind service in Latin America.

In partnership with Stenon, Lavoro expects to offer soil analyses to its customers, enabling the precise identification of levels of chemical elements necessary for plant growth and yield optimization, such as nitrogen, phosphorus and magnesium, in addition to measuring other soil parameters such as temperature, pH and moisture in seconds.

FarmLab is already available in Europe and in Asia. However, this would be the first time that it would be deployed in Latin America. We believe that its application has generated positive outcomes for corn, potato and vegetable growers in these regions. We expect the first tests to take place with clients of Lavoro in the Paraná state of Brazil.

Ruy Cunha, CEO of Lavoro, stated, “Our partnership with Stenon is an extension of our strategy to offer Lavoro’s customers access to new tools that we believe can elevate their productivity. Through FarmLab’s integration with our technical sales representatives, we expect to be able to deliver specific product recommendations with the potential to increase yield while minimizing costs, land use, energy consumption, water, and carbon footprint.”

The measurement of soil nitrogen and other soil parameters is done directly on the farm through Stenon’s easy-to-use FarmLab device, and the information captured by it is stored, allowing the farmer to have a full record of all measurements and diagnoses. With the analyses provided by the device, the farmer can initiate the necessary soil treatments in real-time without the need to send the sample to a laboratory, as is traditionally done.

Mr. Cunha continued, “One of the main concerns of Brazilian farmers is nitrogen and phosphorus deficiency, which is a result of the region’s natural acidity. A real-time analysis can immediately identify the quantities of these important nutrients and where appropriate, suggest a corrective action based on the amount of necessary replacement, which we believe will improve the productivity gain and cost savings for the farmer.”

About Lavoro

Lavoro is Brazil's largest agricultural inputs retailer and the first in Latin America to be listed on the Nasdaq Stock Market under the "LVRO" and "LVROW" tickers. Through a comprehensive portfolio of products and services, the company empowers farmers to adopt breakthrough technology and boost productivity. Founded in 2017, Lavoro has a broad geographical presence, operating in Brazil, Colombia, and Uruguay, serving about 72,000 customers, through its physical presence, in more than 210 stores distributed in Latin America and with a team of over 1,000 technical sales consultants, and digital, with its marketplace. Learn more about Lavoro at ir.lavoroagro.com.

Forward-Looking Statements

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Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expectations regarding the growth of Lavoro’s business and its ability to realize expected results, grow revenue from existing customers, and consummate acquisitions; opportunities, trends, and developments in the agricultural input industry, including with respect to future financial performance in the industry. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro.

These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the outcome of any legal proceedings that may be instituted against Lavoro related to the business combination agreement or the transaction; the ability to maintain the listing of Lavoro’s securities on Nasdaq; the price of Lavoro’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting Lavoro’s business; Lavoro’s inability to meet or exceed its financial projections and changes in the consolidated capital structure; changes in general economic conditions, including as a result of the COVID-19 pandemic; the ability to implement business plans, forecasts, and other expectations, changes in domestic and foreign business, market, financial, political and legal conditions; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; costs related to the business combination and being a public company and other risks and uncertainties indicated from time to time in the proxy statement/prospectus filed by Lavoro relating to the business combination or in the future, including those under “Risk Factors” therein, and in TPB Acquisition Corp. I’s or Lavoro’s other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lavoro currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward-looking statements reflect Lavoro’s expectations, plans, or forecasts of future events and views as of the date of this press release. Lavoro anticipates that subsequent events and developments will cause Lavoro’s assessments to change. However, while Lavoro may elect to update these forward-looking statements at some point in the future, Lavoro specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lavoro’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Press Office:

Hill + Knowlton Brasil

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